Mail Stop 3561

October 5, 2009

Christopher W. Vieth, Executive Vice President,
    Chief Operating Officer and Chief Financial Officer
Maidenform Brands, Inc.
485F US Hwy 1 South
Iselin, NJ 08830

      Re: **Maidenform Brands, Inc.**
              Form 10-K for the Fiscal Year Ended January 3, 2009
              Filed March 11, 2009
              File No. 001-32568

Dear Mr. Vieth:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director